Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: October 20, 2021

CNBC Interview

Lily Shen on the Exchange

October 20, 2021

Transcript

Kelly Evans, CNBC

Joining me now is Lily Shen. She's the CEO of Transfix; they use AI to connect shippers with truckers and they recently announced a SPAC deal with G Squared, and plan to go public early next year, we spoke about that. Lily, it's great to have you back. And it's interesting to hear that you do think this could make things worse in the near term, how so?

Lily Shen, CEO of Transfix

Hi Kelly, thanks for having me again. Well, you know, I think the opening of ports is a good first step, and it's definitely a positive change, the right direction at relieving one of the bottlenecks in the overall system. But as we know, the system is incredibly complex, and I think there's going to be downstream ripple effects. And, you know, when we look at the overall system, the capacity shortage, the driver shortage, still remains. And therefore, the importance of shippers relying on technology partners, it will become increasingly more important to help manage the volatility and provide them with the level of flexibility that they need to find reliable capacity.

Kelly Evans, CNBC

You know, you can tell the politicians are grasping for answers here. I've seen a report that the President, or someone, could send the National Guard to ease the capacity shortage, I've seen, I think local politicians saying that they should ban ships from idling because then it caused the oil leak in California. Nobody really knows what to do. You are the specialist and the expert here, Lily. So, how do we solve this problem?

Lily Shen, CEO of Transfix

This is going to be truly a team effort, Kelly. You know I think that it will involve many players coming together. I think it's going to be incredibly important that the role of technology plays a far bigger role. And, you know, I would say that the bottom line is that the widespread adoption of technology will become increasingly important to drive far more efficiency, less waste, better for the environment, more fulfilling job opportunities for drivers and for carriers, which will ultimately be better for consumers and helping, small businesses grow across the entire ecosystem,

Kelly Evans, CNBC

I think you want a national emergency order that everyone uses Transfix which then you might have your own capacity shortage just to deal with. Tell me about the driver shortage Lily, and I think you're absolutely on to something here, that stuff can only move… and we did that massive special. I don't know if our viewers remember we had, you know reporters in China, and at the port, and then at a transit, what do they call it, a switchover station for truckers in the Midwest and back here. The trucking shortage is the reason why there is a bottleneck at the port, it's not just the operating hours. How do we resolve that?

Lily Shen, CEO of Transfix

Yeah, the driver shortage is real. We're currently short about 80,000 drivers, that's still high, but it is lower than compared to three years ago. But I think given the shortage, it's increasingly becoming more important to be able to provide carriers and drivers a far better experience. We have to make it easier for them, we have to make it easier on their lives, and we have to be able to help them better utilize their trucks and access the freight that they're looking for. And, you know, I think this is where the importance of really driving a human centered and technology enabled solution comes in. Technology hasn't played a critical enough role in the overall supply chain for a while and now with modern interfaces and modern software solutions, we can make it far more easier for the carriers and drivers today.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.